EXHIBIT 2

The Company rents a building for IDC service from Chief Telecom Inc.

Date of events: 2012/10/22

Contents:

1.Date of occurrence of the event:2012/10/22

2.Counterparty to the contract or commitment: Chief Telecom Inc.

3.Relationship to the Company: The Company’s subsidiary with a holding of 69%

4.Starting and ending dates (or rescission date) of the contract or commitment:2012/04/16~2016/10/31

5.Major content (not applicable where rescinded):The Company rents a building from Chief Telecom Inc., including its electrical equipment and air-conditioning system, with a rental of NT$ 840,000,000.

6.Restrictive covenants (not applicable where rescinded):The rented space must be used for network operation and storage. It is not allowed to used for other purpose and store hazardous materials.

7.Effect on company finances and business (not applicable where rescinded): No material impact.

8.Concrete purpose/objective (not applicable where rescinded):To service the company’s IDC customers.

9.Any other matters that need to be specified: The Company could terminate the contract, or narrow the rented area and reduce the rental accordingly before expiration after acquiring Chief Telecom’s approval.